UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on June 30, 2026

DATE, TIME AND PLACE: On June 30, 2026, at 9 A.M., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairwoman. Bruno Carneiro, Secretary.

AGENDA: To resolve, pursuant to the Company’s succession plan disclosed through the Material Fact released to the market on March 19, 2026, on: (i) the exoneration of Mr. Mario Roberto Opice Leão from the positions of Chief Executive Officer, member of the Board of Directors, as well as to acknowledge his resignation from the positions of member of the Board of Directors and member of the Company's Innovation and Technology Committee, pursuant to the Resignation Letter executed on this date; and (ii) the confirmation of Mr. Gilson Finkelsztain’s taking office as Chief Executive Officer of the Company, effective as of July 1, 2026, following the fulfillment of the conditions set forth in the minutes of the Board of Directors’ Meeting held on May 8, 2026, at which he was elected.

RESOLUTIONS: After the necessary clarifications were made, the members of the Board of Directors present unanimously resolved, further to the approval of the Company’s succession plan disclosed through the Material Fact released to the market on March 19, 2026, to approve:

(i) the exoneration of Mr. Mario Roberto Opice Leão, Brazilian, married, engineer, holder of Identity Card (RG) No. 24752106 SSP/SP, enrolled with the Individual Taxpayers’ Registry (CPF/MF) under No. 248.745.618-37, from the positions of Chief Executive Officer, and to acknowledge his Resignation Letter, submitted on this date, resigning from the positions of member of the Board of Directors and member of the Company's Innovation and Technology Committee, effective as of the present date; and

(ii) the confirmation of Mr. Gilson Finkelsztain’s taking office as Chief Executive Officer of the Company, effective as of July 1, 2026, following the fulfillment of the conditions set forth in the minutes of the Board of Directors’ Meeting held on May 8, 2026, at which he was elected.

Lastly, the members of the Board of Directors expressed their gratitude to Mr. Mario Roberto Opice Leão for his valuable contributions throughout the period during which he served as a member of the Company’s management

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Bruno Carneiro, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. Javier Maldonado Trinchant – Vice Chairman; and Messrs. Antonio Carlos Quintella; Cristiana Almeida Pipponzi; Cristina San Jose Brosa; Deborah Patricia Wright, Ede Ilson Viani, Mario Roberto Opice Leão, Nitin Prabhu, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, June 30, 2026.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Bruno Garcia Rosa Carneiro

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: June 30, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer